

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 15, 2005

Jacqueline Jarvis Jones
Associate General Counsel
Bank of America Corporation
Legal Department
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/15/2005

Re: Bank of America Corporation
Incoming letter dated March 10, 2005

Dear Ms. Jones:

This is in response to your letter dated March 10, 2005 concerning the shareholder proposal submitted to Bank of America by Nick Rossi. On March 7, 2005, we issued our response expressing our informal view that Bank of America could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).




05047622

Sincerely,

Martin P. Dunn
Deputy Director

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415

Bank of America.



Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.2400
Fax 704.386.6453

March 10, 2005

BY FACSIMILE AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Reconsideration Request
Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

By letter dated January 6, 2005 (the "Initial Request"), Bank of America Corporation (the "Corporation") requested the concurrence of the staff of the Division of Corporation Finance (the "Division") that the Corporation could omit a shareholder proposal submitted by Nick Rossi (the "Proposal") from the proxy materials for the Corporation's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). In its response dated March 7, 2005 (received on March 8, 2005), the Division stated that it was unable to concur with the Corporation's view that the Proposal could be excluded. The Corporation's Initial Request and the Division's response are attached hereto as **Exhibit A**.

The Corporation argued in the Initial Request that the Proposal may be properly omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Corporation to violate federal and state law. Further, the Corporation argued that the Proposal could be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement it. The Corporation's argument under Rule 14a-8(i)(2) was supported by the opinion of the law firm of Hunton & Williams LLP (the "Legal Opinion").

The Proposal requests that the "board of directors take the necessary steps to amend the company's governing instruments to adopt the following: Beginning in the 2006 fiscal year, at least 50% of the nominees to the board of directors shall be a minority. Stated another way, no more than 50% of the nominees to the board of directors shall be white and male."

We respectfully request the Division to reconsider that response for the reasons set forth in the Initial Request and below.

The Proposal is Discriminatory on its Face. The Proposal requires implementation of race and gender selection criteria in a manner that, in our opinion, violates Title VII of the Civil Rights Act of 1964, as amended ("Title VII"). The Corporation supports the consideration of numerous characteristics and qualities with respect to all nominees, as described in the Corporation's Corporate Governance Guidelines, including race and gender. The Proposal, however, makes minority status alone an exclusionary factor. If adopted, the Proposal would require the Corporate Governance Committee of the Board of Directors, in the consideration of director nominees, to exclude qualified candidates solely because they are not minorities. The Corporation believes this violates Title VII.

The Opinion of Counsel is Reasonable and Reliable. The Corporation's view is supported by the Legal Opinion. The counsel providing the Legal Opinion is licensed to practice law in the jurisdiction in which the relevant law is at issue (i.e., Title VII under federal law and North Carolina law). Further, the Legal Opinion does not make any assumptions about the operation of the Proposal that are not called for by the language of the Proposal, nor does it make any other assumptions that eviscerate the weight or reliability of the Legal Opinion. We believe the law underlying the Legal Opinion is well settled, and the Legal Opinion is supported by relevant legislative authority and judicial precedent. Finally, the Corporation is not aware of any competing opinion submitted by the proponent that would question the validity or reliability of the Legal Opinion. *See Question E of Staff Legal Bulletin No. 14B (CF) Shareholder Proposals* (September 15, 2004).

The Corporation believes that the Division's position requires the Division to (i) independently evaluate and interpret Title VII, (ii) dismiss the Legal Opinion and (iii) determine that the Proposal, which requires the implementation of race and gender selection criteria, does not violate Title VII.

Precedent Supports Exclusion. The Corporation does not believe that the Proposal is distinguishable from prior proposals found excludable by the Division under Rule 14a-8(i)(2). The Initial Request cites numerous no-action letters that the Corporation believes to be directly relevant. The Proposal does not merely request the adoption of a *policy* to strive, seek, encourage or promote board diversity or to merely consider minority candidates (which proposals have not been excluded by the Division in the past). Instead, the Proposal sets a firm threshold for nomination—the candidate must, in fact, be a woman or non-white male.

In prior no-action letters, the Division has permitted companies to exclude proposals requiring an "alternative slate of equally qualified nominees consisting of at least 50% minorities, with minorities being defined as women of any race and any non-white men." *See Transamerica Corporation* (March 3, 1992); *Sears, Roebuck and Company* (March 3, 1992); and *Exxon Corporation* (February 27, 1992). The Proposal is actually more restrictive than that at issue in these prior no-action letters. The Proposal does not propose an alternative slate of nominees, but rather requires that 50% of the primary slate of director nominees be women or non-white men. The Corporation believes that the no-action letters cited in the Initial Request, including those cited above, are the most direct and relevant precedent and provide substantive support for the Corporation's view.

* * * *

On the basis of the foregoing, the Corporation respectfully requests the reconsideration of the Division's March 7, 2005 response to the Initial Request.

The 2005 Annual Meeting is scheduled to be held on April 27, 2005. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission on or about March 28, 2005 and to commence mailing to its stockholders on or about such date. **However, the Corporation must submit its proxy card for printing no later than March 15, 2005.** Based on the Corporation's timetable for the 2005 Annual Meeting, a response from the Division no later than **March 15, 2005** would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning a copy of this letter in the enclosed self-addressed envelope. Thank you very much for your prompt attention to this matter.

Very truly yours,



Jacqueline Jarvis Jones
Associate General Counsel

cc: Nick Rossi

EXHIBIT A

Bank of America

January 6, 2005

Bank of America
Legal Department
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

704.386.2400
Fax 704.386.6453

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal dated November 10, 2004 from Nick Rossi (the "Proponent") for inclusion in the proxy materials for the Corporation's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2005 Annual Meeting for the reasons set forth herein.

GENERAL

The 2005 Annual Meeting is scheduled to be held on April 27, 2005. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission on or about March 28, 2005 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal;
2. Six copies of the opinion of the law firm of Hunton & Williams LLP; and
3. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2005 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the "board of directors take the necessary steps to amend the company's governing instruments to adopt the following: Beginning in the 2006 fiscal year, at least 50% of the nominees to the board of directors shall be a minority. Stated another way, no more than 50% of the nominees to the board of directors shall be white and male."

PRELIMINARY POLICY STATEMEMT ON DIVERSITY

The Corporation has a very strong commitment to diversity in all aspects of its operations. The Corporation respects and values not only differences related to race, gender, ethnicity, disability and sexual orientation, but also diversity of viewpoint, experience, talents and ideas. The Corporation strives to empower all of its employees to excel on the job and reach their full potential, and reward and recognize employees based on performance and results. The Corporation's legacy distinguishes it as a corporate diversity and equal employment opportunity leader, both in policy and in practice. The Corporation seeks to ensure that its environment fosters an inclusive corporate culture and is free from discrimination or harassment on any unlawful basis. Besides being the right thing to do, encouraging a diverse and inclusive workplace gives the Corporation the business advantage of understanding and satisfying the needs of our diverse customers, clients and stockholders. The Corporation's diversity also provides fresh ideas and perspectives, which promotes ingenuity.

The Corporation is committed to continuously diversifying its Board to include women and non-white males, and fosters this same philosophy throughout the Corporation. Indeed, the Corporation has in force long-standing corporate policies that underscore its commitment to the goal of providing equal opportunities regardless of gender, race or color at all levels of the Corporation. As evidence of that commitment, as of the date of this letter, over a quarter of the Corporation's Board of Directors is comprised of minorities (as defined in the Proposal), including three women, one African-American and one Hispanic. These directors, like all of the Corporation's directors, were selected on the basis of a wide range of criteria as contemplated by the Corporation's Corporate Governance Guidelines, including, among other things: merit, qualifications, performance, competency, character and integrity, significant experience or skills that will benefit the Corporation, the diversity of experience and background represented on the board, and the desire for directors working cooperatively to represent the best interests of the Corporation and its stockholders, customers, communities and employees. These criteria, and not a person's gender, race or color, are far greater indicators of a person's ability to provide guidance and direction to the Corporation's management and to manage the Corporation for the benefit of its stockholders and other constituencies.

The Proposal, on the other hand, would require the Corporation to ultimately select its director nominees on the basis of their gender, race or color and would impose a quota requirement for their selection in that fifty percent would be required to be women or "non-white" men. The Proposal would prohibit the selection of a highly qualified nominee, solely because of the nominee's race or gender and it would dispense with the principle of equal opportunity with respect to the nomination of directors. It would also cause the Corporation to violate the law (as discussed below).

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(i)(2) and (i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Corporation to violate federal and state law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(2) because it would require the Corporation to violate the law.

Violation of Federal Law

Rule 14a-8(i)(2) provides that a proposal may be excluded if its implementation would cause the company to violate any state, federal, or foreign law to which it is subject. The Proposal would cause the Corporation to violate Title VII of the Civil Rights Act of 1964, as amended ("Title VII"). The Corporation has reached this conclusion based, in part, on the legal opinion of the law firm of Hunton & Williams LLP (the "HW Opinion"), a copy of which is attached here to as **Exhibit B**. Because the issues set forth herein are discussed at length in the HW Opinion, that discussion is incorporated in this letter as if set forth herein. The HW Opinion states, in relevant part:

> It is well established that implementation of proposals that call for consideration of race, color, or gender selection criteria in hiring, employment, and other similar decisions can be violative of Title VII. See Johnson v. Transportation Agency of Santa Clara County, 480 U.S. 616 (1987); United Steelworkers v. Weber, 443 U.S. 193 (1978). In Johnson, the United States Supreme Court stated that Title VII prohibits employers from implementing plans that use gender, race and color as selection criteria except to the extent necessary to correct proven imbalances in a company's work force.... the Proposal attempts to permanently extend preferential treatment to persons based on race and gender. The Proposal, therefore, appears to be discriminatory on its face. Accordingly, we are of the opinion that the Company would likely violate Title VII by implementing the Proposal, when the prerequisites established by the Supreme Court for use of such an affirmative action program are not present.

The Division has historically found that proposals that, like the Proposal, call for directors to be selected based on their gender, race or minority group membership could be excluded under Rule 14a-8(i)(2) (or its predecessor, Rule 14a-8(c)(2).) Such proposals were omitted principally based on issuers' beliefs that the implementation of such proposals could violate Title VII. For example, in all of the following letters, the Division noted that, if implemented, the subject proposal would require the subject company to violate federal law, namely Title VII. In *Burlington Northern Santa Fe Corp.* (February 6, 1998), a proposal requesting that the company appoint a woman to its board of directors was excludable under Rule 14a-8(c)(2). In *Service Corporation International* (February 21, 1995), a proposal requiring the company to amend its charter and bylaws in order to expand its "board of directors by three members, each of which would be, at all times, a jewish rabbi, catholic priest, and protestant minister, respectively," was excludable under Rule 14a-8(c)(2). Finally, in *Cellular Communications of Puerto Rico, Inc.* (February 21, 1995), a proposal requesting that the company appoint a Puerto Rican to its board of directors was excludable under Rule 14a-8(c)(2). *See also Caldor, Inc.* (February 23, 1981) (proposal to put a "hispanic or puerto rican" person on the board excluded).

In each of *Exxon Corporation* (February 27, 1992), *Transamerica Corporation* (March 3, 1992) and *Sears, Roebuck and Company* (March 3, 1992), a proposal very similar to the Proposal was found to be excludable under Rule 14a-8(c)(2). In those letters, the proposal requested "that the bylaws and/or articles of incorporation of each company be amended to provide that, in addition to the board of directors' recommended slate of nominees for director, there shall be nominated an alternative slate of equally qualified nominees consisting of at least 50 percent minorities, with minorities being defined as women of any race and any non-white men." In each letter, the Division stated, "there appears to be some basis for your opinion that the proposal is discriminatory in violation of Title VII of the Civil Rights Act of 1964." In *Apple Computer, Inc.* (October 15, 1992) and *Wang Laboratories, Inc.* (August 11, 1992), proposals providing that the board of directors recommend that the nominating committee secure the services of qualified women as members of the board, with the goal of having at least half the board being women were excludable under Rule 14a-8(c)(2). In *Apple* and *Wang*, the Division stated that "there appears to be some basis for your opinion that the proposal is discriminatory in violation of Title VII of the Civil Rights Act of 1964." In *Iowa Resources Inc.* (January 26, 1983), a proposal that would have required management to include in its slate of nominees at least one person of a different sex and race than the other board members was excludable under Rule 14a-8(c)(2) based on the opinion of the corporation's counsel that implementation of the proposal would require the company to violate Title VII.

The Proposal is clearly distinguishable from proposals that merely request the adoption of a policy to strive, seek, encourage or promote board diversity or to consider minority candidates, which have not been found excludable by the Division. *See Circuit City Stores, Inc.* (April 3, 1998) (proposal to make greater efforts to search for qualified minorities candidates for board positions) and *E.I. du Pont de Nemours and Co.* (January 27, 1998) (proposal to adopt a policy to promote more board diversity). However, unlike these encouragement-based proposals, the Proposal sets a firm threshold for nomination—the candidate must, in fact, be a woman or non-white male.

Above all other qualifications, the Proposal seeks to make race and gender the threshold element to nomination to the Corporation's board of directors. Based on the foregoing, the HW Opinion and prior precedent, the Corporation believes that the Proposal is invalid under federal law (Title VII), and, accordingly, the Corporation may exclude the Proposal from its 2005 proxy materials in accordance with Rule 14a-8(i)(2).

Violation of North Carolina Law

The Corporation is a Delaware corporation with its principal executive offices in North Carolina. In addition to the forgoing violation of federal law, the Corporation believes that the Proposal would likely violate North Carolina law, namely the North Carolina Equal Employment Practices Act ("NCEEPA"). The HW Opinion in relevant part states:

> One North Carolina district court has held that the NCEEPA is also applicable to discriminatory hiring practices. See Bass v. City of Wilson, 835 F.Supp. 255, 258 (E.D.N.C. 1993) ("[I]f we must look to principles of federal law for guidance in interpreting the EEPA, it is logical to extend the protection of the EEPA to discriminatory hiring practices."). Without criticism, the Fourth Circuit Court of Appeals decision, in Henson v. Liggett Group, Inc., 61 F.3d 270, 277 (4th Cir. 1995), cited Bass for having established a cause of action for failure to hire in violation of the public policy articulated in the NCEEPA.
>
> . . . In light of Bass and Henson, implementation of the Proposal, therefore, potentially risks violation of the NCEEPA.
>
> To the extent Bass and Henson suggest that the NCEEPA might support a claim for discriminatory hiring practice, the Proposal would likely violate the NCEEPA. North Carolina courts have ruled that the NCEEPA is co-extensive with Title VII and should be evaluated under the same standards of evidence and principles of law. Whitt v. Harris Teeter, Inc., 598 S.E.2d 151, 155 (N.C. App. 2004). North Carolina, therefore, looks to federal decisions for guidance in establishing evidentiary standards and principles of law to be applied in discrimination cases. See North Carolina Dept. of Correction v. Gibson, 301 S.E.2d 78, 82 (N.C. 1983) (applying Title VII McDonnell Douglas framework to interpretation of N.C. Gen. Stat. § 143-422.2); see also Hughes v. Bedsole, 48 F.3d 1376 (4th Cir. 1995) ("Given the similar language and underlying policy of § 143- 422.2 and Title VII . . . the North Carolina Supreme Court has explicitly adopted the Title VII evidentiary standards in evaluating a state claim under § 143-422.2 insofar as they do not conflict with North Carolina statutes and case law."). As a result, the Proposal could cause the Company to violate the NCEEPA in the same way as it would Title VII.

Accordingly, based on the HW Opinion, the Corporation may exclude the Proposal from its 2005 proxy materials in accordance with Rule 14a-8(i)(2) because it would likely cause the Corporation to violate state law.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

The Corporation believes that it may properly omit the Proposal from the proxy materials for its 2005 Annual Meeting pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement it. Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." As noted above, the Proposal would require the Corporation to violate federal law (i.e., Title VII) and likely violate North Carolina law (i.e., NCEEPA). The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require the company to violate the law. *See Xerox Corporation* (February 23, 2004) and *SBC Communications Inc.* (January 11, 2004). Accordingly, since the Proposal would require the Corporation to violate the law, it cannot be implemented by the Corporation and may be excluded under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2005 Annual Meeting. Based on the Corporation's timetable for the 2005 Annual Meeting, a response from the Division by February 11, 2005 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Jacqueline Jarvis Jones
Associate General Counsel

cc: Nick Rossi

EXHIBIT A

Nick Rossi
P.O. Box 249
Boonville, Ca. 95415

November 10, 2004

Bank of America
Rachel R. Cummings-Corp. Secretary
Bank of America Corporate Center
Charlotte , North Carolina 28255

NICK ROSSI PROPOSAL TO BE SUBMITTED IN THE 2005 BANK OF AMERICA PROXY MATERIALS

The shareholders of Bank of America request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following : Beginning in the 2006 fiscal year , at least 50 % of the nominees to the board of directors shall be a minority . Stated another way , no more than 50 % of the nominees to the board of directors shall be white and male .

Nick Rossi holder of 700 common shares of Bank of America at Morgan Stanley . Nick Rossi has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual meeting .

SUPPORTING STATEMENT

The proponent believes that valuble and sucessful people come in all shapes , sizes and shades . A lot of hard working and talented people have been overlooked for management positions because of their background . That is bad business . For example , it is nearly impossible to find a board member of a major corporation in America that has not graduated from a well known college . The notion that you can start in the mail room and work your way to the top , is simply not true . The proponent believes there is a system in corporate America of starting and promoting management personnel . The proponent believes this system excludes a large group of hard working , highly motivated and very intelligent people with inate abilities . The proponent believes our company would be a more valuable company if we included this large group .



Nick Rossi

EXHIBIT B



HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

FILE NO: 46123.000074

January 6, 2005

Bank of America Corporation
Bank of America Center
101 South Tryon Street
Charlotte, NC 28255

Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

We have acted as special counsel to Bank of America Corporation, a Delaware corporation with its principal executive offices in North Carolina (the "Company"), in connection with a proposal (the "Proposal") submitted by Nick Rossi (the "Proponent"). The Proponent intends to present the Proposal at the Company's 2005 annual meeting of stockholders and requests its inclusion in the Company's 2005 proxy materials. We have been asked to render an opinion concerning the legality of the Proposal under Title VII of the Civil Rights Act of 1964, as amended ("Title VII"), and the equal employment laws of the State of North Carolina.

The Proposal

The Proposal provides as follows:

> The shareholders of Bank of America request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following: Beginning in the 2006 fiscal year, at least 50% of the nominees to the board of directors shall be a minority. Stated another way, no more than 50% of the nominees to the board of directors shall be white and male.

SUPPORTING STATEMENT

> The proponent believes that valuable and successful people come in all shapes, sizes and shades. A lot of hard working and talented people have been overlooked for management positions because of their background. That is bad business. For example, it is nearly impossible to find a board member of a major corporation in America that has not graduated from a well known college. The notion that you can start in the mail room and work your way to the top, is simply not true. The proponent believes there is a system in corporate America of starting and promoting management personnel. The proponent believes this system excludes a large group of hard working, highly motivated and very intelligent people with inate abilities. The proponent believes our company would be a more valuable company if we included this large group.

Discussion

For the following reasons, it is our opinion that the Proposal, which would require the nomination of directors based on race or gender, would likely violate Title VII and the North Carolina Equal Employment Practices Act ("NCEEPA"), N.C. Gen. Stat. § 143-422.1 et seq.

A. Title VII

It is our opinion that the Proposal would likely cause the Company to violate Title VII. In reaching this opinion, we have relied on the Company's representations and assurances that it does not have any policy or practice which in any way limits or restricts nominations to the Board based on gender, race or color. Instead, we are informed that the Company has had a long-standing policy expressly prohibiting discrimination on the basis of gender, race, color, religion, age, sex, marital status, national origin, ancestry, sexual orientation, disability status, or veteran status with respect to recruiting, hiring, transfers, reviews, promotions, compensation, benefits and training. The Proposal, therefore, cannot be understood as an attempt to overturn or remedy any limiting policy or practice of the Company. Nor has the Proponent identified any traditionally segregated job category or any imbalance in such a job category which needs to be rectified. In fact, the Proponent's Supporting Statement focuses exclusively on disparities in education, experience, and background without reference to race or gender. The Proponent makes no attempt to explain how a proposal based on the improper criteria of race and gender relates to his stated purposes. The pertinent Title VII issue, therefore, is whether the Proposal, which requires the nomination or exclusion of directors solely on account of their gender and race or color, violates that statutory scheme.

It is well established that implementation of proposals that call for consideration of race, color, or gender selection criteria in hiring, employment, and other similar decisions can be violative of Title VII. See Johnson v. Transportation Agency of Santa Clara County, 480 U.S. 616 (1987); United Steelworkers v. Weber, 443 U.S. 193 (1978). In Johnson, the United States Supreme Court stated that Title VII prohibits employers from implementing plans that use gender, race and color as selection criteria except to the extent necessary to correct proven imbalances in a company's work force. Even when correctable imbalances are found to exist, quota systems may be used only as a temporary remedial measure to achieve, rather than maintain, a balanced workforce. The Proposal at issue, however, seeks to impose a quota system on nominations of directors without any showing of imbalances in the Company's workforce, prior invidious exclusionary practices, or the effect of such imbalances and practices. Instead, the Proposal attempts to permanently extend preferential treatment to persons based on race and gender. The Proposal, therefore, appears to be discriminatory on its face. Accordingly, we are of the opinion that the Company would likely violate Title VII by implementing the Proposal, when the prerequisites established by the Supreme Court for use of such an affirmative action program are not present.

It should be noted that only "employees" may bring a claim pursuant to Title VII. The determination of whether a director is an "employee," for purposes of Title VII, is made on a case-by-case basis and labels are not dispositive. See EEOC v. Johnson & Higgins, Inc., 91 F.3d 1529, 1539 (2d Cir. 1996); Devine v. Stone, Leyton & Gershman, P.C., 100 F.3d 78, 81 (8th Cir. 1996); EEOC v. Zippo Manufacturing Co., 713 F.2d 32, 37 (3d Cir. 1983). It is, therefore, not possible to reasonably rule out the applicability of Title VII to directors of the Company were the Proposal implemented.

B. North Carolina Law

Section 143-422.2 of the North Carolina Equal Employment Practices Act ("NCEEPA"), N.C. Gen. Stat. § 143-422.1 et seq., provides the public policy basis for claims of wrongful discharge based on discrimination against race, religion, color, national origin, age, sex or handicap. See Coman v. Thomas Mfr., 381 S.E.2d 445, 448-49 (N.C. 1989); see also Bannerman v. Burlington Industries, Inc., 7 F. Supp. 2d 645 (E.D.N.C. 1997). One North Carolina district court has held that the NCEEPA is also applicable to discriminatory hiring practices. See Bass v. City of Wilson, 835 F. Supp. 255, 258 (E.D.N.C. 1993) ("[I]f we must look to principles of federal law for guidance in interpreting the EEPA, it is logical to extend the protection of the EEPA to discriminatory hiring practices."). Without criticism, the Fourth Circuit Court of Appeals decision in Henson v. Liggett Group, Inc., 61 F.3d 270, 277 (4th Cir. 1995), cited Bass for having established a cause of action for failure to hire in violation of the public policy articulated in the NCEEPA.

Although Bass has never been expressly overruled, subsequent federal decisions have concluded that the NCEEPA only creates a cause of action for wrongful discharge and does not create a private cause of action for disparate treatment. See Jones v. Duke Energy Corp., 43 Fed. Appx. 599, 600 (4th Cir. 2002) (indicating that North Carolina courts and federal courts applying North Carolina law have repeatedly held that no private cause of action exists for retaliation, hostile work environment, or disparate treatment in violation of public policy); Smith v. First Union Nat. Bank, 202 F.3d 234, (4th Cir. 2000) (citing Bass, but concluding no private cause of action for sexual harassment); DeWitt v. Mecklenburg County, 73 F. Supp. 2d 744, 746 (M.D.N.C. 1999) ("In no case . . . has a plaintiff been permitted to recover for general disparate treatment" based on the NCEEPA."). These decisions suggest that the NCEEPA would not support a cause of action for discriminatory hiring practices. The North Carolina state courts, however, have not expressly resolved the issue. In light of Bass and Henson, implementation of the Proposal, therefore, potentially risks violation of the NCEEPA.

To the extent Bass and Henson suggest that the NCEEPA might support a claim for discriminatory hiring practice, the Proposal would likely violate the NCEEPA. North Carolina courts have ruled that the NCEEPA is co-extensive with Title VII and should be evaluated under the same standards of evidence and principles of law. Whitt v. Harris Teeter, Inc., 598 S.E.2d 151, 155 (N.C. App. 2004). North Carolina, therefore, looks to federal decisions for guidance in establishing evidentiary standards and principles of law to be applied in discrimination cases. See North Carolina Dept. of Correction v. Gibson, 301 S.E.2d 78, 82 (N.C. 1983) (applying Title VII McDonnell Douglas framework to interpretation of N.C. Gen. Stat. § 143-422.2); see also Hughes v. Bedsole, 48 F.3d 1376 (4th Cir. 1995) ("Given the similar language and underlying policy of § 143-422.2 and Title VII . . . the North Carolina Supreme Court has explicitly adopted the Title VII evidentiary standards in evaluating a state claim under § 143-422.2 insofar as they do not conflict with North Carolina statutes and case law."). As a result, the Proposal could cause the Company to violate the NCEEPA in the same way as it would Title VII.

Conclusion

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions, and qualifications set forth herein, and information available, it is our opinion that the Proposal if implemented would likely cause the Company to violate Title VII and the NCEEPA.

The foregoing opinion is limited to an assessment of the Proposal under Title VII and the equal employment laws of North Carolina. As to any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of the stock exchanges or any other regulatory body, we express no opinion.

This opinion is rendered in connection with the Proposal and solely for your benefit. We consent to the publication of this opinion to the SEC and the Proponent in connection with the matters addressed herein. Without our prior written consent, this opinion letter may not be furnished or quoted to any other person or entity for any purpose, except as stated in this paragraph.

Sincerely,

Hunton & Williams LLP

07933/08345

March 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 6, 2005

The proposal requests that the board of directors take the necessary steps to amend Bank of America's governance documents to provide that beginning in fiscal 2006, at least 50 percent of the nominees to the board of directors shall be minorities, as that term is used in the proposal.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Sara D. Kalin
Attorney-Advisor